UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Investindustrial Acquisition Corp.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G4771L105
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4771L105	13G	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Tremat Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. G4771L105	13G	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Anthony Tamer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
0 shares
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. G4771L105	13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

Investindustrial Acquisition Corp., a Cayman Islands exempted company (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Suite 1, 3rd Floor, 11-12 St James’s Square

London, United Kingdom, SW1Y 4LB

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Tremat Holdings, LLC (“Tremat”) and Anthony Tamer (together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Kactus Capital Management, LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2(c)	Citizenship:

Tremat is organized under the laws of the State of Delaware. Anthony Tamer is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

Item 2(e)	CUSIP Number:

G4771L105

CUSIP No. G4771L105	13G	Page 5 of 8 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

The Reporting Persons no longer own any Class A Ordinary Shares of the Issuer.

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0 shares

(ii)	Shared power to vote or to direct the vote:

0 shares

CUSIP No. G4771L105	13G	Page 6 of 8 Pages

(iii)	Sole power to dispose or to direct the disposition of:

0 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4771L105	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated:  January 12, 2022

TREMAT HOLDINGS, LLC

By:	/s/ Anthony Tamer
Anthony Tamer
Manager

/s/ Anthony Tamer
Anthony Tamer

CUSIP No. G4771L105	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of January 12, 2022, by and among each of the Reporting Persons